September 26, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (201) 236-2639

Kenneth T. Neilson
Chairman, President and Chief Executive Officer
Hudson United Bancorp
100 MacArthur Boulevard
Mahwah, NJ  07430

	Re:	Hudson United Bancorp
		Form 10-K for the year ended December 31, 2004
		File No. 1-08660

Dear Mr. Neilson:

	We have reviewed your response letter dated September 15,
2005
and have the following additional comment.

Form 10-K

Financial Statements

Note 4 - Investment Securities, page 51

1. Refer to prior comments 1 and 2.  We do not believe that your
2003
transfers disclosed in your notes to the financial statements and described in your supplemental responses meet the definition of rare as contemplated by SFAS 115 and the related Q&A`s. If you believe that these transactions are not material, please provide us with your
SAB 99 analysis.

*    *    *    *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comment and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.




      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3490 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,


						Donald A. Walker
						Senior Assistant Chief Accountant


Kenneth T. Neilson
Hudson United Bancorp
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